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18001247

SEC FILE NUMBER
8 - 66997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARTNER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 WESTCHESTER AVENUE, SUITE 641 N
(No. and Street)

RYE BROOK	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN VAN 615-312-4120
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, JOHN VAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNER CAPITAL GROUP, LLC, as of 31-Dec 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Partner Capital Group, LLC

By: [signature]

Signature

CFO / FinOp

Title

See following page

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Acknowledgment by Individual

State of Tennessee

County of Davidson

On this 15th day of February, 20 18, before me, William H. Coombs
Name of Notary Public

the undersigned Notary Public, personally appeared

John Christopher Van

Name of Signer(s)

○ Proved to me on the oath of ______

○ Personally known to me

☑ Proved to me on the basis of satisfactory evidence Tennessee Drivers License
(Description of ID)

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged that he/she/they executed it.

WITNESS my hand and official seal.

WILLIAM H. COOMBS STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Notary Seal

(Signature of Notary Public)

My commission expires 10/7/2019

Optional: A thumbprint is only needed if state statutes require a thumbprint.

Right Thumbprint of Signer

Top of thumb here

Description of Attached Document

Type or Title of Document

Annual Audited Report Form X-17A-5 Part III

Document Date

February 1, 2018

Number of Pages

17 (Seventeen)

Signer(s) Other Than Named Above

______

Scanner Enabled Stores should scan this form
Manual Submission Route to Deposit Operations

DSG5350 (Rev01-01/15)

FO01-00000DSG5350-01

PARTNER CAPITAL GROUP, LLC

Financial Statements

December 31, 2017

Partner Capital Group, LLC
Table of Contents
December 31, 2017

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Partner Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Partner Capital Group, LLC (a limited liability company) as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Partner Capital Group, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partner Capital Group LLC's management. Our responsibility is to express an opinion on Partner Capital Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partner Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Partner Capital Group, LLC's financial statements. The supplemental information is the responsibility of Partner Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Partner Capital Group, LLC's auditor since 2009.

Woodbury, New York
February 1, 2018

PARTNER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	17,625
Receivables from clients and investment managers		36,798
Prepaid expenses and other		90
Total assets	$	54,513

LIABILITIES AND MEMBERS' EQUITY

Payable to brokers or dealers	$	27,551
Accounts payable and accrued expenses		8,700
Total liabilities	$	36,251
Members' equity	$	18,262
Total liabilities and members' equity	$	54,513

The accompanying notes are an integral part of the financial statements.

PARTNER CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES		
Private placement introduction fees	$	172,225
Client supervision and advisory fees		34,960
Interest income		17
Total revenues	$	207,202
EXPENSES		
Commission expense	$	115,103
Retainer fees		34,179
License and permits		4,180
Professional fees		5,000
General, administrative and other		20,726
Total expenses	$	179,188
Net income	$	28,014

The accompanying notes are an integral part of the financial statements.

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2017

Balance at January 1, 2017	$	25,248
Distributions to members		(35,000)
Net income		28,014
Balance at December 31, 2017	$	18,262

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 28,014
Adjustments to reconcile net income to net cash provided by operating activities:	
None	-
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients and investment managers	(15,506)
Decrease in prepaid expenses and other	740
Increase in payable to broker or dealers	12,405
Increase in accounts payable and accrued expenses	2,105
Total adjustments	(256)
Net cash provided by operating activities	$ 27,758
CASH FLOWS FROM INVESTING ACTIVITIES	
None	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	$ (35,000)
Net cash used in financing activities	$ (35,000)
Net change in cash	$ (7,242)
Cash and cash equivalents at beginning of year	24,867
Cash and cash equivalents at end of year	$ 17,625
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partner Capital Group, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a securities broker-dealer. Commissions earned generally result from the Company introducing investors to alternative investments and other investments. Fees earned for account supervision and advisory services relate to the introduction of institutional investors to separately managed account programs managed by other investment advisors and quarterly advisory fees charged on accounts advised by the Company. All fees are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2018, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Receivables from Clients and Investment Managers and Related Payables

Fee income and the related commission expense are accrued on a monthly basis and are generally collectible after the end of each calendar quarter. Commission expense is calculated as a percentage of the related fees earned for investment advisory services and hedge fund activity. Management provides an allowance for doubtful accounts equal to the estimated uncollectible amounts, which is based on historical collection experience and a review of specific current receivables. At December 31, 2017, the Company has determined that no reserve for uncollectible accounts is required.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $8,926 which was $3,926 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 4.06 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives based on the revenues generated by the respective registered representative. At December 31, 2017, registered representatives were not owed any commissions earned but unpaid.

Supplementary Information

PARTNER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2017

NET CAPITAL		
Total members' capital	$	18,262
Deduct members' capital not allowable for net capital		-
Total member's equity qualified for net capital	$	18,262
Additions: none		
Deductions:		
Non-allowable assets	$	(9,336)
Total deductions	$	(9,336)
Net capital before haircuts on securities positions	$	8,926
Haircuts on securities		-
Net capital	$	8,926
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payable to brokers or dealers	$	27,551
Accounts payable and accrued expenses		8,700
Total aggregate indebtedness	$	36,251
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	2,417
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	3,926
Net capital less 120% of minimum required	$	2,926
Ratio: Aggregate indebtedness to net capital		4.06 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2017		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	8,926
No differences		-
Net capital per above	$	8,926

The accompanying notes are an integral part of the financial statements.

Partner Capital Group, LLC

Statement of Exemption From SEC Rule 15c3-3 Report

For the Year Ended December 31, 2017

Partner Capital Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2017 without exception.

I, John Van, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Partner Capital Group, LLC

By: John Van

John Van, Member

Date: February 1, 2018

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Partner Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Partner Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partner Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. Partner Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partner Capital Group, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 1, 2018

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com